FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1   Director/PDMR Shareholding announcement released on 8 March 2012
Exhibit No. 2   Investor Round Table on US Business announcement released on 12 March 2012
Exhibit No. 3   Intended Sale by Coutts announcement released on 20 March 2012
Exhibit No. 4   Final Results - RBS Holdings N.V. announcement released on 23 March 2012
Exhibit No. 5   Morgan Stanley European Financials Conference announcement released on 27 March 2012

Exhibit No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

476

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000008%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.26275

14. Date and place of transaction

7 March 2012

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

244,916 shares        0.00041%

16. Date issuer informed of transaction

7 March 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 March 2012

Exhibit No. 2

The Royal Bank of Scotland Group plc (RBS) - Investor Round Table on US Business

RBS will be hosting an investor roundtable on its US business at its Stamford, Connecticut office at 3.30pm EDT (7:30pm UK time) on Monday 12th March 2012. The slides will be available on the website www.rbs.com/ir shortly after the presentation begins.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No. 3

THE ROYAL BANK OF SCOTLAND GROUP PLC - SALE OF COUTTS' LATIN AMERICAN, CARIBBEAN AND AFRICAN BUSINESS

The Royal Bank of Scotland Group plc ("RBS") today announced the intended sale by Coutts, its Wealth Management Division, of its Latin American, Caribbean and African private banking business to Royal Bank of Canada (RBC Wealth Management).

The business manages approximately £1.5 billion of assets on behalf of clients located across the three regions.

RBC Wealth Management is committed to growing its business in these markets and clients will continue to experience an excellent level of service.

This intended sale is in line with Coutts' strategy to focus its growth on key geographies which include the UK, Switzerland, Russia/CIS, the Middle East and selected markets in Asia.

For further information:
Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758
Group Media Centre
Tel: +44 (0) 131 523 4205

Exhibit No. 4

Amsterdam 23 March 2012

RBS Holdings N.V. publishes its 2011 Annual Report

RBS Holdings N.V. today announces the publication of its 2011 Annual Report and Accounts. RBS Holdings N.V. and its banking entity RBS N.V. ('RBSH Group') are majority owned by The Royal Bank of Scotland Group plc.

Key financials

	2011	2010
for the year ended 31 December	€m	€m
Total income	3,929	3,872
Profit before impairment losses	1,502	492
Operating (loss)/profit before tax	(263)	425

	2011	2010
at 31 December	€m	€m
Total assets	146,672	200,382
Loans and advances to customers	29,578	44,496
Deposits	86,121	86,890
Equity attributable to controlling interests	3,318	4,948
Capital ratios - Core Tier 1	8.4%	8.7%
- Tier 1	12.0%	11.0%
- Total	17.5%	15.8%

Summary consolidated income statement

	2011	2010
	€m	€m
Net interest income	688	1,427
Fees and commissions receivable	1,039	1,152
Fees and commissions payable	(367)	214
Other non-interest income	2,569	1,079
Non-interest income	3,241	2,445
Total income	3,929	3,872
Operating expenses	(2,427)	(3,380)
Profit before impairment losses	1,502	492
Impairment losses	(1,765)	(67)
Profit /(loss) before tax	(263)	425
Tax charge	(433)	(302)
Profit / (loss) from continuing operations	(696)	123
Profit from discontinued operations, net of tax	40	985
Profit / (loss) for the year	(656)	1,108
Attributable to:
Non-controlling interests	-	(2)
Controlling interests	(656)	1,110

Results of operations in 2011

2011 saw good progress in terms of risk reduction and financial soundness despite a much tougher market environment in which to achieve these goals. Customer service and support was sustained well.

However, RBS Holdings N.V. recorded a loss for the period of €656 million. The loss resulted from significant non-operating items which occurred in 2011 including an impairment loss of €1,463 million in respect of the impairment of Greek government bonds as a result of Greece's continuing fiscal difficulties. This charge wrote the bonds down to their market price as at 31 December 2011. This loss was partially offset by a gain of €1,290 million on movements in the fair value of own debt, as the volatile market conditions led to a significant widening in RBS N.V.'s credit spreads during the second half of the year.

Net interest income decreased in 2011 principally reflecting the significant changes in the structure of the balance sheet in the Non-Core segment and in Global Banking and Markets (GBM). The decrease in Non-Core was largely as a result of the divestitures of operations in 2010. The decrease in GBM was largely due to transfers of businesses to RBS plc in 2011. In addition, RBS Holdings N.V.'s interest margin was negatively affected by the cost of carrying higher liquidity reserves and central bank balances.

The profit from Non-interest income increased due to a gain of €1,290 million on movements in the fair value of own debt. This was partially offset by lower trading income in 2011 principally reflecting the significant changes in the structure of the balance sheet in Non-Core and GBM as discussed above. In addition, lower results in GBM were seen, reflecting depressed primary market volumes and limited opportunities in the secondary market.

Impairments for 2011 amounted to €1,765 million comprising of an impairment charge of €1,463 million on Greek bonds, as discussed above and commercial loan impairments of €302 million.

Total equity as at the 31 December 2011 was €3.3 billion, a decrease of €1.6 billion compared to 31 December 2010.

The RBS Holdings N.V. 2011 Annual Report and Accounts is available on the RBS website (www.RBS.com).

For further information, please contact

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4414(UK) +31 20 464 1150 (NL)

Exhibit No. 5

The Royal Bank of Scotland Group plc (RBS) - Morgan Stanley European Financials Conference

Bruce Van Saun, Group Finance Director, will present at the Morgan Stanley European Financials Conference in London on Tuesday 27th March 2012 at 2.00pm (UK time).  The slides will be available on our website www.rbs.com/ir shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary